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[US DIGITAL LOGO APPEARS HERE]

FOR IMMEDIATE RELEASE:

Contacts: FINANCIAL COMMUNITY                                PRESS
          DIANE PERRY                ROBERT J. WUSSLER       ROBIN BAKER
          Shandwick                  USDI                    Shandwick
          212-591-9767               301-591-1540            202-383-9713

                   2.  USDI COMPLETES CORRECTED SEC FILINGS
                       AND REPORTS ON LIQUIDITY CONCERNS

          WASHINGTON, Feb. 26, 1999  US Digital Communications, Inc. (OTC BB:
USDI) today announced that the Company had filed amended reports on Form 10-Q for the quarters ended March 31 and September 30, 1997 and an amended report on Form 8-K relating to its acquisition of Skysite Communications on or about August 26, 1997. The corrective reports are the result of an effort by the Company begun in late 1998 to remedy reports dating back to early 1997 that were late or deficient as a result of management changes, related litigation, and the transition to its current business of satellite telephony and related communications services.

          Separately, the Company announced that it is continuing to focus on its immediate liquidity concerns. As previously reported, the Company has been dependent on external sources of equity and other financing to fund its operations. The Company is currently in discussions with several potential financing sources but has not entered into any definitive agreements. There can be no assurance that these or any

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other arrangements will be completed successfully. The Company believes that it is necessary that a financing agreement be reached shortly. If adequate financing is not obtained in a timely manner, the Company may be forced to re-focus and restrict its operations.

ABOUT US DIGITAL COMMUNICATIONS INC.

     US Digital Communications, Inc. is a telecommunications company that specializes in technologies for corporate and consumer applications. The Company's wholly owned subsidiary, INSAT, markets and distributes a full range of telecommunications services through its Project 77 Corp. and Skysite Communications Corp. subsidiaries. INSAT is headquartered in Washington, D.C., at 1575 Eye Street, N.W. US Digital, whose Chief Executive Officer is Robert J. Wussler, maintains offices in Washington, D.C.

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This press release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including the occurrence of unanticipated events or circumstances relating to the fact that USDI is in a highly competitive industry subject to rapid technological, product and price changes. Other factors include the possibility that demand for the Company's products may not occur or continue at sufficient levels, changing global economic and competitive conditions, technological and other risks, costs and delays associated with the start-up and operation of major capital projects and corporate restructurings, changing governmental regulations and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission. USDI undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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